Exhibit 99.7

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 333-178956 on Form F-10 and to the use of our reports dated March 1, 2013 relating to the consolidated financial statements of Brookfield Canada Office Properties (the “Trust”) and the effectiveness of the Trust’s internal control over financial reporting appearing in this Annual Report on Form 40-F of the Trust for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

March 21, 2013

Toronto, Canada